Exhibit 99.1

Gridsum Regains Compliance with Nasdaq Listing Rules

BEIJING, January 14, 2019 — Gridsum Holding Inc. (“Gridsum” or “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported that it has received a letter from The Nasdaq Stock Market (“Nasdaq”), dated January 11, 2019, notifying the Company that it has regained compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2), and that the Company is in compliance with all other applicable requirements for continued listing on The Nasdaq Capital Market as required by the decision of the Nasdaq Hearings Panel (the “Panel”) dated January 4, 2019. Accordingly, the Panel determined to continue the listing of the Company’s securities on Nasdaq and has closed the matter.

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com